Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges

Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2009	September 30, 2008		September 30, 2009	September 30, 2008
Earnings:
Pre-tax (loss) income from continuing operations	$(10,739)	$49,002		$143,225	$69,534
Add:
Interest expense	22,173	16,072		55,968	48,261
Portion of rent under long-term operating leases representative of an interest factor	262	172		916	504
Amortization of capitalized interest	106	73		301	200
Less:
Noncash income from unconsolidated subsidiary	(245)	-		(268)	-
Total earnings available for fixed charges	$11,557	$65,319		$200,142	$118,499

Fixed Charges:
Interest expense	$22,173	$16,072		$55,968	$48,261
Portion of rent under long-term operating leases representative of an interest factor	262	172		916	504
Capitalized interest	339	473		1,475	1,407
Total fixed charges	$22,774	$16,717		$58,359	$50,172

Ratio of earnings to fixed charges (x times) (1)	0.51	3.91	*	3.43	2.36	*

(1) Earnings were insufficient to cover fixed charges by:	$11,217	$-		$-	$-

* The ratio of earning to fixed charges for the three and nine months ended September 30, 2008 are different from previously disclosed.